04010273

U.S. COMMERCIAL CORP., S.A. DE C.V.

February 27, 2004.

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated and non consolidated financial statements as of December 31, 2003 and 2002 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in fact

3/4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**18,066,397**	**100**	**17,286,305**	**100**
2	**CURRENT ASSETS**	**10,668,876**	**59**	**10,220,354**	**59**
3	CASH AND SHORT-TERM INVESTMENTS	1,633,104	9	2,955,477	17
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	319,395	2	254,212	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	139,444	1	144,725	1
6	INVENTORIES	7,891,739	44	6,199,835	36
7	OTHER CURRENT ASSETS	685,194	4	666,105	4
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,531,896**	**14**	**2,282,898**	**13**
13	PROPERTY	1,344,360	7	968,052	6
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,211,411	18	2,962,255	17
16	ACCUMULATED DEPRECIATION	2,044,853	11	1,656,349	10
17	CONSTRUCTION IN PROGRESS	20,978	0	8,940	0
18	**DEFERRED ASSETS (NET)**	**4,828,041**	**27**	**4,692,234**	**27**
19	**OTHER ASSETS**	**37,584**	**0**	**90,819**	**1**
20	**TOTAL LIABILITIES**	**11,533,670**	**100**	**10,188,642**	**100**
21	**CURRENT LIABILITIES**	**7,642,168**	**66**	**6,888,664**	**68**
22	SUPPLIERS	4,391,224	38	4,010,789	39
23	BANK LOANS	277,810	2	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	199,139	2	279,277	3
26	OTHER CURRENT LIABILITIES	2,773,995	24	2,598,598	26
27	**LONG-TERM LIABILITIES**	**3,592,959**	**31**	**3,170,796**	**31**
28	BANK LOANS	3,391,924	29	2,935,266	29
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	201,035	2	235,530	2
31	**DEFERRED LOANS**	**298,543**	**3**	**129,182**	**1**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,532,727**	**100**	**7,097,663**	**100**
34	**MINORITY INTEREST**	**0**	**0**	**2,522,241**	**36**
35	**MAJORITY INTEREST**	**6,532,727**	**100**	**4,575,422**	**64**
36	**CONTRIBUTED CAPITAL**	**5,206,408**	**80**	**3,426,430**	**48**
37	PAID-IN CAPITAL STOCK (NOMINAL)	489,848	7	354,657	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,951,922	30	1,952,125	28
39	PREMIUM ON SALES OF SHARES	2,764,638	42	1,119,648	16
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,326,319**	**20**	**1,148,992**	**16**
42	RETAINED EARNINGS AND CAPITAL RESERVE	402,061	6	2,792,183	39
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	442,738	7	611,760	9
45	NET INCOME FOR THE YEAR	481,520	7	(2,254,951)	(32)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 4 Year: 2003

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,633,104**	**100**	**2,955,477**	**100**
46	CASH	1,235,062	76	599,323	20
47	SHORT-TERM INVESTMENTS	398,042	24	2,356,154	80
18	**DEFERRED ASSETS (NET)**	**4,828,041**	**100**	**4,692,234**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	4,828,031	100	4,692,234	100
50	DEFERRED TAXES	10	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**7,642,168**	**100**	**6,888,664**	**100**
52	FOREING CURRENCY LIABILITIES	7,442,384	97	6,604,936	96
53	MEXICAN PESOS LIABILITIES	199,784	3	283,728	4
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,773,995**	**100**	**2,598,598**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	37,539	1	435,507	17
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,736,456	99	2,163,091	83
27	**LONG-TERM LIABILITIES**	**3,592,959**	**100**	**3,170,796**	**100**
59	FOREING CURRENCY LIABILITIES	3,592,959	100	3,170,796	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**201,035**	**100**	**235,530**	**100**
63	OTHER LOANS WITH COST	201,035	100	235,530	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**298,543**	**100**	**129,182**	**100**
65	NEGATIVE GOODWILL	217,869	73	0	0
66	DEFERRED TAXES	0	0	7,181	6
67	OTHERS	80,674	27	122,001	94
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**442,738**	**100**	**611,760**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	442,738	100	611,760	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 4 Year: 2003

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,026,708	3,331,690
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	404	629
75	EMPLOYERS (*)	16,700	13,591
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	1,279,602,635	926,515,042
78	REPURCHASED SHARES (*)	107,728,795	75,318,734

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**42,677,653**	**100**	**44,161,217**	**100**
2	COST OF SALES	33,871,960	79	34,730,486	79
3	**GROSS INCOME**	**8,805,693**	**21**	**9,430,731**	**21**
4	OPERATING	8,881,206	21	9,017,085	20
5	**OPERATING INCOME**	**(75,513)**	**(0)**	**413,646**	**1**
6	TOTAL FINANCING COST	35,324	0	(76,941)	(0)
7	**INCOME AFTER FINANCING COST**	**(110,837)**	**(0)**	**490,587**	**1**
8	OTHER FINANCIAL OPERATIONS	(577,942)	(1)	(100,580)	(0)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**467,105**	**1**	**591,167**	**1**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	15,998	0	201,735	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**451,107**	**1**	**389,432**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**451,107**	**1**	**389,432**	**1**
14	INCOME OF DISCONTINUOUS OPERATIONS	31,597	0	17,370	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**419,510**	**1**	**372,062**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	24,921	0	4,891,662	11
18	**NET CONSOLIDATED INCOME**	**394,589**	**1**	**(4,519,600)**	**(10)**
19	NET INCOME OF MINORITY INTEREST	(86,931)	0	(2,264,649)	(5)
20	**NET INCOME OF MAJORITY INTEREST**	**481,520**	**1**	**(2,254,951)**	**(5)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**42,677,653**	**100**	**44,161,217**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	42,677,653	100	44,161,217	100
23	TRANSLATED IN TO DOLLARS (***)	3,798,296	9	3,930,333	9
6	**TOTAL FINANCING COST**	**35,324**	**100**	**(76,941)**	**100**
24	INTEREST PAID	211,258	598	264,892	344
25	EXCHANGE LOSSES	20,234	57	441,598	574
26	INTEREST EARNED	48,051	136	79,255	103
27	EXCHANGE PROFITS	50,823	144	609,722	792
28	GAIN DUE TO MONETARY POSITION	(97,294)	(275)	(94,454)	(123)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(577,942)**	**100**	**(100,580)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	17,676	3	(4,361)	(4)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(595,618)	(103)	(96,219)	(96)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**15,998**	**100**	**201,735**	**100**
32	INCOME TAX	22,478	141	157,826	78
33	DEFERED INCOME TAX	(6,480)	(41)	43,909	22
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	42,677,654	44,161,218
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	42,677,653	44,161,217
39	OPERATION INCOME (**)	(75,513)	413,646
40	NET INCOME OF MAYORITY INTEREST (**)	481,520	(2,254,951)
41	NET CONSOLIDATED INCOME (**)	394,589	(4,519,600)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM OCTOBER THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,229,290**	**100**	**11,783,179**	**100**
2	COST OF SALES	9,659,443	79	9,382,244	80
3	**GROSS INCOME**	**2,569,847**	**21**	**2,400,935**	**20**
4	OPERATING	2,616,980	21	2,415,302	20
5	**OPERATING INCOME**	**(47,133)**	**(0)**	**(14,367)**	**(0)**
6	TOTAL FINANCING COST	74,238	1	62,737	1
7	**INCOME AFTER FINANCING COST**	**(121,371)**	**(1)**	**(77,104)**	**(1)**
8	OTHER FINANCIAL OPERATIONS	(166,223)	(1)	(397,414)	(3)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**44,852**	**0**	**320,310**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	47,279	0	(32,699)	(0)
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**(2,427)**	**(0)**	**353,009**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(2,427)**	**(0)**	**353,009**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	13,097	0	5,180	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(15,524)**	**(0)**	**347,829**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	24,921	0	4,891,662	42
18	**NET CONSOLIDATED INCOME**	**(40,445)**	**(0)**	**(4,543,833)**	**(39)**
19	NET INCOME OF MINORITY INTEREST	(91,645)	(1)	(2,232,318)	(19)
20	**NET INCOME OF MAJORITY INTEREST**	**51,200**	**0**	**(2,311,515)**	**(20)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,229,290**	**100**	**11,783,179**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	12,229,290	100	11,783,179	100
23	TRANSLATED IN TO DOLLARS (***)	1,088,403	9	1,048,699	9
6	**TOTAL FINANCING COST**	**74,238**	**100**	**62,737**	**100**
24	INTEREST PAID	53,735	72	63,803	102
25	EXCHANGE LOSSES	6,033	8	89,738	143
26	INTEREST EARNED	4,304	6	32,112	51
27	EXCHANGE PROFITS	6,732	9	99,120	158
28	GAIN DUE TO MONETARY POSITION	25,506	34	40,428	64
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(166,223)**	**100**	**(397,414)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	342	0	(378,532)	(95)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(166,565)	(100)	(18,882)	(5)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**47,279**	**100**	**(32,699)**	**100**
32	INCOME TAX	1,617	3	(4,239)	(13)
33	DEFERED INCOME TAX	45,662	97	(28,460)	(87)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**394,589**	**(4,519,600)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	476,513	5,814,796
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**871,102**	**1,295,196**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,443,515)	520,431
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(572,413)**	**1,815,627**
6	CASH FLOW FROM EXTERNAL FINANCING	302,005	(1,091,584)
7	CASH FLOW FROM INTERNAL FINANCING	1,644,807	(270,909)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,946,812**	**(1,362,493)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,696,772)**	**(800,626)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,322,373)	(347,492)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,955,477	3,302,969
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,633,104	2,955,477

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**476,513**	**5,814,796**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	530,777	613,254
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(54,264)	5,201,542
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,443,515)**	**520,431**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(28,655)	430,070
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(325,541)	172,550
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	320,404	(17,831)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(105,870)	(239,401)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,303,853)	175,043
6	**CASH FLOW FROM EXTERNAL FINANCING**	**302,005**	**(1,091,584)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	277,810	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	456,659	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(432,464)	(1,091,584)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**1,644,807**	**(270,909)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	135,191	26,399
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	1,509,616	(297,308)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,696,772)**	**(800,626)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(2,436,577)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(392,485)	(448,543)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	989	0
39	+ (-) OTHER ITEMS	131,301	(352,083)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.92	%	(10.23)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	7.37	%	(49.28)	%
3	NET INCOME TO TOTAL ASSETS (**)	2.18	%	(26.15)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	24.66	%	(2.09)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.36	times	2.55	times
7	NET SALES TO FIXED ASSETS (**)	16.86	times	19.34	times
8	INVENTORIES ROTATION (**)	4.29	times	5.60	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3	days	2	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.41	%	7.35	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.84	%	58.94	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.77	times	1.44	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	95.68	%	95.95	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	141.91	%	138.89	%
15	OPERATING INCOME TO INTEREST PAID	(0.36)	times	1.56	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.70	times	4.33	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.40	times	1.48	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.36	times	0.58	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.93	times	1.00	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	21.37	%	42.90	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.04	%	2.93	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.38)	%	1.18	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(2.71)	times	6.85	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	15.51	%	80.12	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	84.49	%	19.88	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	14.55	%	56.02	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 4 Year: 2003

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.52		$ (2.48)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 0.49		$ 0.41	
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.03		$ 0.00	
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ 0.03		$ 5.37	
8	CARRYING VALUE PER SHARE	$ 5.11		$ 4.94	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.91	times	0.97	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.94	times	(1.93)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2003

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		2	1,279,602,635			1,279,602,635	489,848	
TOTAL			**1,279,602,635**	**0**	**0**	**1,279,602,635**	**489,848**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,279,602,635
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B-1	107,728,795	4.04973	4.65000

GRUPO CARSO, S.A. DE C.V.

27 February, 2004.

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated and non consolidated financial statements as of December 31, 2003 and 2002 for GRUPO CARSO, S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

. Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2003
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**65,947,045**	**100**	**65,373,244**	**100**
2	**CURRENT ASSETS**	**23,447,329**	**36**	**21,544,320**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	2,154,036	3	2,521,425	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	8,937,317	14	7,714,381	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,412,244	2	1,204,604	2
6	INVENTORIES	10,782,039	16	10,006,195	15
7	OTHER CURRENT ASSETS	161,693	0	97,715	0
8	**LONG-TERM**	**2,582,838**	**4**	**2,521,098**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	10,605	0	62,274	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	2,025,046	3	1,900,893	3
11	OTHER INVESTMENTS	547,187	1	557,931	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**35,700,278**	**54**	**36,916,066**	**56**
13	PROPERTY	26,809,191	41	27,071,940	41
14	MACHINERY AND INDUSTRIAL	35,873,423	54	35,347,388	54
15	OTHER EQUIPMENT	4,963,622	8	4,644,010	7
16	ACCUMULATED DEPRECIATION	33,117,167	50	31,111,498	48
17	CONSTRUCTION IN PROGRESS	1,171,209	2	964,226	1
18	**DEFERRED ASSETS (NET)**	**4,169,842**	**6**	**3,875,937**	**6**
19	**OTHER ASSETS**	**46,758**	**0**	**515,823**	**1**
20	**TOTAL LIABILITIES**	**36,127,292**	**100**	**36,789,990**	**100**
21	**CURRENT LIABILITIES**	**16,154,982**	**45**	**17,181,419**	**47**
22	SUPPLIERS	4,407,911	12	4,442,282	12
23	BANK LOANS	5,910,062	16	6,478,577	18
24	STOCK MARKET LOANS	1,149,255	3	1,480,711	4
25	TAXES TO BE PAID	1,664,281	5	1,746,212	5
26	OTHER CURRENT LIABILITIES	3,023,473	8	3,033,637	8
27	**LONG-TERM LIABILITIES**	**10,597,578**	**29**	**10,156,229**	**28**
28	BANK LOANS	7,047,578	20	9,320,295	25
29	STOCK MARKET LOANS	3,550,000	10	831,840	2
30	OTHER LOANS	0	0	4,094	0
31	**DEFERRED LOANS**	**9,189,678**	**25**	**9,234,224**	**25**
32	**OTHER LIABILITIES**	**185,054**	**1**	**218,118**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**29,819,753**	**100**	**28,583,254**	**100**
34	**MINORITY INTEREST**	**6,169,402**	**21**	**5,818,488**	**20**
35	**MAJORITY INTEREST**	**23,650,351**	**79**	**22,764,766**	**80**
36	**CONTRIBUTED CAPITAL**	**7,539,714**	**25**	**7,573,574**	**26**
37	PAID-IN CAPITAL STOCK (NOMINAL)	968,376	3	1,001,452	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,730,127	16	4,730,912	17
39	PREMIUM ON SALES OF SHARES	1,841,211	6	1,841,210	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**16,110,637**	**54**	**15,191,192**	**53**
42	RETAINED EARNINGS AND CAPITAL RESERVE	50,209,826	168	49,653,776	174
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(36,068,597)	(121)	(36,583,164)	(128)
45	NET INCOME FOR THE YEAR	1,969,408	7	2,120,580	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2003

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,154,036**	**100**	**2,521,425**	**100**
46	CASH	464,570	22	528,785	21
47	SHORT-TERM INVESTMENTS	1,689,466	78	1,992,640	79
18	**DEFERRED ASSETS (NET)**	**4,169,842**	**100**	**3,875,937**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	3,116,200	75	3,018,942	78
49	GOODWILL	562,602	13	807,198	21
50	DEFERRED TAXES	5,679	0	49,797	1
51	OTHERS	485,361	12	0	0
21	**CURRENT LIABILITIES**	**16,154,982**	**100**	**17,181,419**	**100**
52	FOREING CURRENCY LIABILITIES	6,743,208	42	6,142,224	36
53	MEXICAN PESOS LIABILITIES	9,411,774	58	11,039,195	64
24	**STOCK MARKET LOANS**	**1,149,255**	**100**	**1,480,711**	**100**
54	COMMERCIAL PAPER	1,149,255	100	1,480,711	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,023,473**	**100**	**3,033,637**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	13,348	0	25,928	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,010,125	100	3,007,709	99
27	**LONG-TERM LIABILITIES**	**10,597,578**	**100**	**10,156,229**	**100**
59	FOREING CURRENCY LIABILITIES	5,918,914	56	5,773,388	57
60	MEXICAN PESOS LIABILITIES	4,678,664	44	4,382,841	43
29	**STOCK MARKET LOANS**	**3,550,000**	**100**	**831,840**	**100**
61	BONDS	3,550,000	100	831,840	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**4,094**	**100**
63	OTHER LOANS WITH COST	0	0	4,094	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**9,189,678**	**100**	**9,234,224**	**100**
65	NEGATIVE GOODWILL	0	0	19,282	0
66	DEFERRED TAXES	8,975,956	98	9,214,820	100
67	OTHERS	213,722	2	122	0
32	**OTHER LIABILITIES**	**185,054**	**100**	**218,118**	**100**
68	RESERVES	180,934	98	148,975	68
69	OTHERS LIABILITIES	4,120	2	69,143	32
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**(36,068,597)**	**100**	**(36,583,164)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	234,549	1	234,550	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(36,303,146)	(101)	(36,817,714)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2003
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	7,292,347	4,362,901
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	957	941
75	EMPLOYERS (*)	49,841	44,375
76	WORKERS (*)	22,753	22,533
77	CIRCULATION SHARES (*)	837,460,500	866,065,800
78	REPURCHASED SHARES (*)	77,539,500	48,934,200

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2003
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**56,685,625**	**100**	**53,950,429**	**100**
2	COST OF SALES	41,007,039	72	38,508,826	71
3	**GROSS INCOME**	**15,678,586**	**28**	**15,441,603**	**29**
4	OPERATING	8,465,111	15	8,167,494	15
5	**OPERATING INCOME**	**7,213,475**	**13**	**7,274,109**	**13**
6	TOTAL FINANCING COST	1,508,209	3	2,301,540	4
7	**INCOME AFTER FINANCING COST**	**5,705,266**	**10**	**4,972,569**	**9**
8	OTHER FINANCIAL OPERATIONS	926,004	2	577,600	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,779,262**	**8**	**4,394,969**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,223,370	4	2,140,468	4
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**2,555,892**	**5**	**2,254,501**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	884,328	2	874,473	2
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,440,220**	**6**	**3,128,974**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	330,078	1	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,110,142**	**5**	**3,128,974**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	300,459	1	0	0
18	**NET CONSOLIDATED INCOME**	**2,809,683**	**5**	**3,128,974**	**6**
19	NET INCOME OF MINORITY INTEREST	840,275	1	1,008,394	2
20	**NET INCOME OF MAJORITY INTEREST**	**1,969,408**	**3**	**2,120,580**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2003
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**56,685,625**	**100**	**53,950,429**	**100**
21	DOMESTIC	51,603,290	91	49,269,306	91
22	FOREIGN	5,082,335	9	4,681,123	9
23	TRANSLATED IN TO DOLLARS (***)	457,149	1	452,901	1
6	**TOTAL FINANCING COST**	**1,508,209**	**100**	**2,301,540**	**100**
24	INTEREST PAID	2,405,911	160	3,168,197	138
25	EXCHANGE LOSSES	2,758,708	183	2,770,237	120
26	INTEREST EARNED	638,126	42	230,862	10
27	EXCHANGE PROFITS	2,293,154	152	2,111,406	92
28	GAIN DUE TO MONETARY POSITION	(733,504)	(49)	(1,294,626)	(56)
42	LOST IN DEVALUATION OF UDI'S	9,007	1	0	0
43	GAIN IN APPRECIATION OF UDI'S	633	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**926,004**	**100**	**577,600**	**100**
29	OTHER NET EXPENSES (INCOME) NET	937,111	101	822,343	142
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(11,107)	(1)	(244,743)	(42)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,223,370**	**100**	**2,140,468**	**100**
32	INCOME TAX	1,757,659	79	2,130,368	100
33	DEFERED INCOME TAX	153,757	7	(403,540)	(19)
34	WORKERS' PROFIT SHARING	347,247	16	506,123	24
35	DEFERED WORKERS' PROFIT SHARING	(35,293)	(2)	(92,483)	(4)

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2003
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	56,685,626	53,950,430
37	NET INCOME OF THE YEAR	2,284,994	3,064,874
38	NET SALES (**)	56,685,625	53,950,429
39	OPERATION INCOME (**)	7,213,475	7,274,109
40	NET INCOME OF MAYORITY INTEREST (**)	1,969,408	2,120,580
41	NET CONSOLIDATED INCOME (**)	2,809,683	3,128,974

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 4 *Year:* 2003

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM OCTOBER THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**16,080,063**	**100**	**14,759,906**	**100**
2	COST OF SALES	11,567,163	72	10,582,005	72
3	**GROSS INCOME**	**4,512,900**	**28**	**4,177,901**	**28**
4	OPERATING	2,244,746	14	2,259,181	15
5	**OPERATING INCOME**	**2,268,154**	**14**	**1,918,720**	**13**
6	TOTAL FINANCING COST	278,439	2	914,387	6
7	**INCOME AFTER FINANCING COST**	**1,989,715**	**12**	**1,004,333**	**7**
8	OTHER FINANCIAL OPERATIONS	(145,911)	(1)	108,489	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,135,626**	**13**	**895,844**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	893,544	6	607,165	4
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**1,242,082**	**8**	**288,679**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	248,178	2	513,127	3
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,490,260**	**9**	**801,806**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	330,078	2	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,160,182**	**7**	**801,806**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	300,459	2	0	0
18	**NET CONSOLIDATED INCOME**	**859,723**	**5**	**801,806**	**5**
19	NET INCOME OF MINORITY INTEREST	286,193	2	337,954	2
20	**NET INCOME OF MAJORITY INTEREST**	**573,530**	**4**	**463,852**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2003
GRUPO CARSO, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**16,080,063**	**100**	**14,759,906**	**100**
21	DOMESTIC	14,713,175	91	13,638,548	92
22	FOREIGN	1,366,888	9	1,121,358	8
23	TRANSLATED IN TO DOLLARS (***)	119,190	1	102,190	1
6	**TOTAL FINANCING COST**	**278,439**	**100**	**914,387**	**100**
24	INTEREST PAID	529,075	190	1,283,193	140
25	EXCHANGE LOSSES	682,123	245	504,497	55
26	INTEREST EARNED	170,820	61	64,972	7
27	EXCHANGE PROFITS	498,273	179	386,996	42
28	GAIN DUE TO MONETARY POSITION	(265,925)	(96)	(421,335)	(46)
42	LOST IN DEVALUATION OF UDI'S	2,259	1	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(145,911)**	**100**	**108,489**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(143,265)	(98)	110,211	102
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(2,646)	(2)	(1,722)	(2)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**893,544**	**100**	**607,165**	**100**
32	INCOME TAX	144,903	16	172,772	28
33	DEFERED INCOME TAX	708,186	79	369,304	61
34	WORKERS' PROFIT SHARING	53,476	6	49,654	8
35	DEFERED WORKERS' PROFIT SHARING	(13,021)	(1)	15,435	3

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2003
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,809,683**	**3,128,974**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,729,067	1,267,155
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**5,538,750**	**4,396,129**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,089,849)	2,145,757
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,448,901**	**6,541,886**
6	CASH FLOW FROM EXTERNAL FINANCING	421,721	(5,200,642)
7	CASH FLOW FROM INTERNAL FINANCING	(1,933,650)	(1,097,977)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,511,929)**	**(6,298,619)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,304,361)**	**(1,861,953)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(367,389)	(1,618,686)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,521,425	4,140,111
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,154,036	2,521,425

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 4 Year: 2003

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,729,067**	**1,267,155**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,238,942	2,152,179
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	490,125	(885,024)
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,089,849)**	**2,145,757**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(1,227,448)	985,950
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(725,519)	756,109
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(79,032)	646,402
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(33,890)	(398,450)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(23,960)	155,746
6	**CASH FLOW FROM EXTERNAL FINANCING**	**421,721**	**(5,200,642)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(899,971)	(2,638,988)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	536,741	(2,109,140)
25	+ DIVIDEND RECEIVED	801,625	672,882
26	+ OTHER FINANCING	(16,674)	(1,125,396)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,933,650)**	**(1,097,977)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(33,077)	(29,078)
31	(-) DIVIDENS PAID	(1,050,410)	(400,285)
32	+ PREMIUM ON SALE OF SHARES	(850,163)	(668,614)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,304,361)**	**(1,861,953)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(399,975)	(276,428)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,846,421)	(2,444,279)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(253,768)	899,720
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	440,397	88,325
39	+ (-) OTHER ITEMS	(244,594)	(129,291)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 4 Year: 2003

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.96	%	5.80	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.33	%	9.32	%
3	NET INCOME TO TOTAL ASSETS (**)	4.26	%	4.79	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	28.67	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	26.11	%	41.38	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.86	times	0.83	times
7	NET SALES TO FIXED ASSETS (**)	1.59	times	1.46	times
8	INVENTORIES ROTATION (**)	3.80	times	3.85	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49	days	45	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.62	%	17.46	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.78	%	56.28	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.21	times	1.29	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.05	%	32.39	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	29.68	%	27.51	%
15	OPERATING INCOME TO INTEREST PAID	3.00	times	2.30	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.57	times	1.47	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.45	times	1.25	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.78	times	0.67	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.65	times	0.59	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	13.33	%	14.68	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	9.77	%	8.15	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.69)	%	3.98	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.43	times	2.06	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(27.89)	%	82.57	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	127.89	%	17.43	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	80.13	%	131.28	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2003
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.32	$ 2.40
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 4.05	$ 3.55
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.39	$ 0.00
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ 0.35	$ 0.00
8	CARRYING VALUE PER SHARE	$ 28.24	$ 26.29
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.71	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.40 times	1.01 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	17.03 times	11.08 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 4 Year: 2003

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		10	837,460,500			837,460,500	968,376	
TOTAL			**837,460,500**	**0**	**0**	**837,460,500**	**968,376**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
837,460,500
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A1	77,539,500	29.48585	39.50000